June 25, 2012

By EDGAR Transmission

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Zipcar, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 9, 2012
File No. 001-35131

Ladies and Gentlemen:

Zipcar, Inc. ("Zipcar" or the "Company") is filing this letter in response to comments contained in a letter, dated June 15, 2012 (the "Comment Letter"), from Linda Cvrkel, Branch Chief of the Staff (the "Staff") of the Securities and Exchange Commission to Edward G. Goldfinger, Chief Financial Officer of Zipcar. For convenient reference, we have included below each of the Staff's comments set forth in the Comment Letter, followed in each case by our response.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 60

Notes to Consolidated Financial Statements, page 66

2. Summary of Significant Accounting Policies, page 66

Fair Value Recognition, Measurement and Disclosure, page 67

  Please revise your fair value measurement disclosure to comply with all disclosures required by ASC 820-10-50-2. For example, we note that the fair value of your debt approximates the carrying value, however, not all disclosures required by the guidance have been provided with respect to your fair value measurements using Level 3 inputs.

  Response: We will revise the fair value measurement disclosure as requested in our Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2012 (the "Q2 2012 10-Q") and will continue to do so in future filings as appropriate.

  10. Long-Term Debt, page 84
  We note from page 85 that you are subject to compliance with covenants related to outstanding debt arrangements. Please revise the notes to your financial statements in future filings to disclose whether the company was in compliance with such covenants as of the most recent fiscal year end.

  Response: We will revise the notes to our financial statements as requested in our Q2 2012 10-Q and will continue to do so in future filings as appropriate.

  12. Income Taxes, page 86

  Please revise your statements of operations or include in your income tax footnote the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h)(1)(i) of Regulation S-X.

  Response: We will revise or add the requested disclosure in our Annual Report on Form 10-K for the year ending December 31, 2012 (the "2012 10-K") and will continue to do so in future filings as appropriate.

  Reference is made to the reconciliation of the your effective tax rate to the statutory federal income tax rate and the reconciling item related to the Foreign rate differential of 25.7%. Given the significance of this reconciling item, please explain to us in greater detail its nature and identify for us the countries for which this reconciling item relates. Additionally, please tell us and disclose whether earnings from your continuing foreign operations are undistributed and considered permanently reinvested for which no deferred U.S. income tax has been provided. If so, please revise to disclose the amount of the unrecognized deferred tax liability, if practicable, and disclose the cumulative amount of earnings of foreign subsidiaries for which U.S. income taxes have not been provided because they are considered to be permanently reinvested. Refer to ASC 740-30-50. We may have further comment upon receipt of your response.

Response: There are two factors impacting the foreign rate differential of 25.7%, as described below:

1) The Company has operations in the UK and Canada, each with a future statutory rate of 25%, resulting in a 9% differential from the US statutory rate of 34%. The net tax rate effect is 16.50%.

2) There has been a statutory rate reduction in the UK and Canada. Effective April 1, 2012, the UK changed from 27% to 25%, and Canada changed from 28% to 25%.  The application of this rate change to our deferred position for each jurisdiction resulted in a net tax rate effect of 9.20%.

Regarding earnings from our continuing foreign operations, we have incurred losses in all our foreign subsidiaries and hence there are no undistributed earnings as of December 31, 2011.  We consider that any future undistributed earnings of our foreign subsidiaries if and when earned, to be indefinitely reinvested for future growth and, accordingly, no U.S. income tax is expected to be provided.  We do not anticipate the future need to, repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. Accordingly, we have no unrecognized deferred tax liability.

We will revise the disclosure as requested in our 2012 10-K and will continue to do so in future filings as appropriate.

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dean J. Breda

Dean J. Breda

General Counsel and Secretary